SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For April 1st, 2003

                       Distribution and Service D&S, Inc.
                 ---------------------------------------------
                (Translation of registrant's name into English)

                 Avenida Presidente Eduardo Frei Montalva 8301
                                    Ouilicura
                                    Santiago
                                     Chile
                 ---------------------------------------------
                    (Address of principal executive offices)

                        Form 20-F X      Form 40-F ___

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___      No X